UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

M/I HOMES, INC .
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

55305B-10-1
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55305B-10-1
1.
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

On March 31, 2004, following the death of Irving E. Schottenstein, certain members of the Irving E. Schottenstein family, who (together with Irving E. Schottenstein) previously reported their beneficial ownership of common shares, $.01 par value, of M/I Homes, Inc. (the “M/I Common Shares”) as a group for purposes of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (“Regulation 13D”), dissolved their previously-reported group. Pursuant to Regulation 13D, the former members of this previously-reported group are filing this Amendment No. 8 to Schedule 13G to report (a) the number of M/I Common Shares beneficially owned by each of the former members of the previously-reported group as of December 31, 2004 and (b) their dissolution of the previously-reported group.

The former members of the previously-reported group who are making this filing are Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein and Linda S. Fisher. All further filings under Regulation 13D with respect to transactions in the M/I Common Shares by the former members of the previously-reported group will be filed, if required, by the former members of the previously-reported group, in their respective individual capacities. In this regard, as of December 31, 2004, two of the former members of the previously-reported group, Robert H. Schottenstein and Steven Schottenstein, each beneficially owned more than five percent of the issued and outstanding M/I Common Shares and, contemporaneously with the filing of this Amendment No. 8 to Schedule 13G, each is filing a separate Schedule 13G in his individual capacity to report his respective beneficial ownership of M/I Common Shares.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America for each of the former members of the previously-reported group

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: An aggregate of 2,856,800 M/I Common Shares as of December 31, 2004 by the former members of the previously-reported group

(See Row 1 above for information concerning the previously-reported group and “Item 4. Ownership” below for number of M/I Common Shares beneficially owned by each former member of the previously-reported group)

	6.	Shared Voting Power: -0- as of December 31, 2004
	7.	Sole Dispositive Power: An aggregate of 2,856,800 M/I Common Shares as of December 31, 2004 by the former members of the previously-reported group

(See Row 1 above for information concerning the previously-reported group and “Item 4. Ownership” below for number of M/I Common Shares beneficially owned by each former member of the previously-reported group)

	8.	Shared Dispositive Power: -0- as of December 31, 2004

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
An aggregate of 2,856,800 M/I Common Shares as of December 31, 2004 by the former members of the previously-reported group
(See Row 1 above for information concerning the previously-reported group and “Item 4. Ownership” below for number of M/I Common Shares beneficially owned by each former member of the previously-reported group)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.	Percent of Class Represented by Amount in Row (9)
	An aggregate 20.0% as of December 31, 2004 by the former members of the previously-reported group		(See Row 1 above for information concerning the previously-reported group and “Item 4. Ownership” below for percent of class beneficially owned by each former member of the previously-reported group)
12.	Type of Reporting Person (See Instructions) IN (for each former member of the previously-reported group)

Item 1	(a)	Name of Issuer. M/I Homes, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 3 Easton Oval Columbus, Ohio 43219

Item 2	(a)
Name of Person Filing.
On March 31, 2004, following the death of Irving E. Schottenstein, certain members of the Irving E. Schottenstein family, who (together with Irving E. Schottenstein) previously reported their beneficial ownership of M/I Common Shares as a group for purposes of Regulation 13D, dissolved their previously-reported group. Pursuant to Regulation 13D, the former members of this previously-reported group are filing this Amendment No. 8 to Schedule 13G to report (a) the number of M/I Common Shares beneficially owned by each of the former members of the previously-reported group as of December 31, 2004 and (b) their dissolution of the previously-reported group.

The former members of the previously-reported group on behalf of whom this Amendment No. 8 to Schedule 13G is being filed consist of:

Robert H. Schottenstein, individually and as the sole manager of IES Family Holdings No. 2, LLC

Steven Schottenstein, individually and as the sole manager of IES Family Holdings No. 4, LLC

Gary L. Schottenstein, as the sole manager of IES Family Holdings No. 1, LLC

Linda S. Fisher, as the sole manager of IES Family Holdings No. 3, LLC.

	(b)	Address of Principal Business Office or, if none, Residence. c/o Robert H. Schottenstein 3 Easton Oval Columbus, Ohio 43219

	(c)	Citizenship. United States of America for each of the former members of the previously-reported group

	(d)	Title of Class of Securities. Common Shares, $.01 par value

	(e)	CUSIP Number. 55305B-10-1

Item 3	Not applicable

Item 4	Ownership.
	(a)	Amount beneficially owned: An aggregate 2,856,800 of M/I Common Shares as of December 31, 2004 by the former members of the previously-reported group (1)

	(b)	Percent of class: An aggregate of 20.0% as of December 31, 2004 by the former members of the previously-reported group (1)

	(c)	Number of M/I Common Shares as to which the person has:

(i) Sole power to vote or to direct the vote: An aggregate of 2,856,800 as of December 31, 2004 by the former members of the previously-reported group (1)
(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: An aggregate of 2,856,800 as of December 31, 2004 by the former members of the previously- reported group (1)
(iv) Shared power to dispose or to direct the disposition of: None

(1) The following information is provided as of December 31, 2004. As of such date,

(a) 547,100 of the M/I Common Shares shown (3.9%) are held of record by IES Family Holdings No. 1, LLC, an Ohio limited  liability company. Gary L. Schottenstein is the sole manager of IES Family Holdings No. 1, LLC and has sole voting and dispositive power with respect to such 547,100 M/I Common Shares;

 (b) 855,400 of the M/I Common Shares shown (6.0%) are held of record by IES Family Holdings No. 2, LLC, an Ohio limited liability company. Robert H. Schottenstein is the sole manager of IES Family Holdings No. 2, LLC and has sole voting and dispositive power with respect to such 855,400 M/I Common Shares;

 (c) 402,900 of the M/I Common Shares shown (2.8%) are held of record by IES Family Holdings No. 3, LLC, an Ohio limited liability company. Linda S. Fisher is the sole manager of IES Family Holdings No. 3, LLC and has sole voting and dispositive power with respect to such 402,900 M/I Common Shares;

 (d) 905,800 of the M/I Common Shares shown (6.4%) are held of record by IES Family Holdings No. 4, LLC, an Ohio limited liability company. Steven Schottenstein is the sole manager of IES Family Holdings No. 4, LLC and has sole voting and dispositive power with respect to such 905,800 M/I Common Shares; and

(e) 145,600 of the M/I Common Shares shown (0.9%) are beneficially owned by the former members of the previously-reported group as follows:

(i) In addition to the 855,400 M/I Common Shares (6.0%) that he beneficially owns as described in note 1(b)above, Robert H. Schottenstein beneficially owns 38,000 M/I Common Shares
(0.2%) that underlie currently exercisable stock options; and

(ii) In addition to the 905,800 M/I Common Shares (6.4%) that he beneficially owns as described in note 1(d) above, Steven Schottenstein beneficially owns 107,600 M/I Common Shares
 (0.7%). 69,600 of these M/I Common Shares (0.5%) are held of record by SAAS Trust
 Holdings, LLC, an Ohio limited liability company whose sole manager is Steven
Schottenstein. As sole manager, Steven Schottenstein has sole voting and dispositive power with respect to such 69,600 M/I Common Shares. 38,000 of these M/I Common Shares
(0.2%) underlie currently exercisable stock options.

Each of the undersigned former members of the previously-reported group disclaims beneficial ownership of the M/I Common Shares owned by other members of his or her family, and this filing shall not be construed as an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, Regulation 13D or otherwise, the beneficial owner of any such M/I Common Shares of any other former member of the previously-reported group.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*.

* On March 31, 2004, following the death of Irving E. Schottenstein, certain members of the Irving E. Schottenstein family, who (together with Irving E. Schottenstein) previously reported their beneficial ownership of M/I Common Shares as a group for purposes of Regulation 13D, dissolved their previously-reported group. Pursuant to Regulation 13D, the former members of this previously-reported group are filing this Amendment No. 8 to Schedule 13G to report (a) the number of M/I Common Shares beneficially owned by each of the former members of the previously-reported group as of December 31, 2004 and (b) their dissolution of the previously-reported group. All further filings under Regulation 13D with respect to transactions in the M/I Common Shares by the former members of the previously-reported group will be filed, if required, by the former members of the previously-reported group, in their individual capacities. In this regard, as of December 31, 2004, two of the former members of the previously-reported group, Robert H. Schottenstein and Steven Schottenstein, each beneficially owned more than five percent of the issued and outstanding M/I Common Shares and, contemporaneously with the filing of this Amendment No. 8 to Schedule 13G, each is filing a separate Schedule 13G in his individual capacity to report his respective beneficial ownership of M/I Common Shares.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not Applicable (See Row 1 of the cover page, “Item 2(a) Name of Person Filing”, “Item 4. Ownership” and “Item 5. Ownership of Five Percent or Less of a Class” above and EXHIBIT A).

Item 9	Notice of Dissolution of a Group
See Row 1 of the cover page, “Item 2(a) Name of Person Filing”, “Item 4. Ownership” and “Item 5. Ownership of Five Percent or Less of a Class” above and EXHIBIT A.

Item 10	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*

Date: February 4, 2005

By:	/s/ Gary L. Schottenstein
Gary L. Schottenstein
as the sole manager of IES Family Holdings No. 1, LLC

By:	/s/ Robert H. Schottenstein
Robert H. Schottenstein
individually and as the sole manager of IES Family Holdings No. 2, LLC

By:	/s/ Linda S. Fisher
Linda S. Fisher
as the sole manager of IES Family Holdings No. 3, LLC

By:	/s/ Steven Schottenstein
Steven Schottenstein
individually and as the sole manager of IES Family Holdings No. 4, LLC

* In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D, this Amendment No. 8 to the Schedule 13G filed on August 13, 1997 (as amended by Amendment No.1 filed on October 17, 1997, Amendment No. 2 filed on February 16, 1999, Amendment No. 3 filed on February 11, 2000, Amendment No. 4 filed on February 13, 2001, Amendment No. 5 filed on February 12, 2002, Amendment No. 6 filed on February 10, 2003 and Amendment No. 7 filed on February 17, 2004) with the Securities and Exchange Commission on behalf of the above listed parties, is filed pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A.

EXHIBIT A

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (“Regulation 13D”), the undersigned agree that the Amendment No. 8 to Schedule 13G to which this EXHIBIT A is attached is filed on behalf of each of the undersigned. In addition, the undersigned, who (together with Irving E. Schottenstein) previously reported their beneficial ownership of common shares, $.01 par value, of M/I Homes, Inc. (the “M/I Common Shares”) as a group for purposes of Regulation 13D, hereby provide notice of the dissolution of their group effective as of March 31, 2004 and confirm that all further filings with respect to transactions in the M/I Common Shares by the former members of the previously-reported group will be filed, if required, by the former members of the previously-reported group, in their individual capacities. In this regard, as of December 31, 2004, two of the former members of the previously-reported group, Robert H. Schottenstein and Steven Schottenstein, each beneficially owned more than five percent of the issued and outstanding M/I Common Shares and, contemporaneously with the filing of the Amendment No. 8 to Schedule 13G to which this EXHIBIT A is attached, each is filing a separate Schedule 13G in his individual capacity to report his respective beneficial ownership of M/I Common Shares.

Date: February 4, 2005

By:	/s/ Gary L. Schottenstein
Gary L. Schottenstein
as the sole manager of IES Family Holdings No. 1, LLC

By:	/s/ Robert H. Schottenstein
Robert H. Schottenstein
individually and as the sole manager of IES Family Holdings No. 2, LLC

By:	/s/ Linda S. Fisher
Linda S. Fisher
as the sole manager of IES Family Holdings No. 3, LLC

By:	/s/ Steven Schottenstein
Steven Schottenstein
individually and as the sole manager of IES Family Holdings No. 4, LLC